Exhibit 99.1

PropertyGuru Appoints Ray Ferguson as Chairman of the Board with effect from January 1, 2024

Singapore – November 16, 2023 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1, property technology (“PropTech”) company, today announced the appointment by the board of directors (“Board”) of Mr. Ray Ferguson as an independent non-executive director and Chairman of the Board with effect from January 1, 2024.

Mr. Ferguson will succeed Mr. Olivier Lim, who has been Chair of PropertyGuru’s Board since September 2019.

Mr. Lim has overseen PropertyGuru's growth to a successful scaled-up business with significantly improved economics and consistent double-digit revenue growth. During his tenure, the Company has successfully ventured into business adjacencies of fintech, data and software solutions and expanded its presence across Southeast Asia through acquisitions in Malaysia, Thailand and Singapore. Significantly, Mr. Lim also oversaw the Company’s successful public listing in March 2022 on the New York Stock Exchange.

Mr. Ferguson has had an extensive career in banking, having been with Standard Chartered Bank for 28 years across Asia, the Americas, the Middle East and Europe. His last role at Standard Chartered Bank was Chief Executive Officer, Singapore. He also served as Chairman and director of several Standard Chartered Bank subsidiary boards.

Mr. Ferguson currently serves as the Chairman of Singlife Group. He serves on the board of Paragon REIT as an independent non-executive director, is the Chairman and Co-founder of ZEN Yachts, and is the non-executive Chairman at fintech company Hashstacs Pte. Ltd.

Mr. Ferguson was awarded the Distinguished Fellow title by the Institute of Banking and Finance, Singapore and is a member of the Singapore Institute of Directors. He is also an Associate of the Institute of Bankers in Scotland.

He holds a Master of Business Administration degree from Henley Management College.

Hari V. Krishnan, Chief Executive Officer and Managing Director, said “On behalf of the Board and management team, I would like to thank Olivier for his leadership over the past four years. He has been an invaluable mentor to the Group leadership team and me personally as we navigated a challenging economic environment with strong growth, expansion and making some big bets. Most significantly, under his guidance we took the Company public, and we thank him for all his contributions to the Company. As we plan for our next phase of growth, I am personally delighted to be working with a seasoned chairman and business builder like Ray.”

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading1 PropTech company, and the preferred destination for almost 37 million property seekers2 to connect with almost 57,000 agents3 monthly to find their dream home. PropertyGuru empowers property seekers with more than 2.8 million real estate listings4, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then, PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 15 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio including leading property marketplaces and award-winning mobile apps across its core markets; mortgage marketplace, PropertyGuru Finance; home services platform, Sendhelper; a host of proprietary enterprise solutions under PropertyGuru For Business including DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

1 Based on SimilarWeb data between January 2023 and June 2023.

2 Based on Google Analytics data between January 2023 and June 2023.

3 Based on data between April 2023 and June 2023.

4 Based on data between January 2023 and June 2023.

Contact Information:

Archetype Singapore

Annabell Woon/Jamie Tan

propertyguru@archetype.co

PropertyGuru Group

Sheena Chopra / Divya Ravalie Kuchimanchi

sheena@propertyguru.com.sg / divyaravalie@propertyguru.com.sg